SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 5, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

164 83 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated March 5, 2004, regarding Annual General meeting (AGM) April 6, 2004.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at the Globe Arena, entrance the Annex, Globentorget, Stockholm, Sweden at 3.00 p.m. on Tuesday, April 6, 2004.

Participants

Only those shareholders, who have been entered into the transcription of the share register of Saturday, March 27, 2004, kept by VPC AB (Swedish Securities Register Centre) are entitled to participate in the Meeting, provided notice of attendance has been given. Since said date will fall on a Saturday, shareholders must be registered with VPC AB on Friday, March 26, 2004. Shareholders, whose shares are registered in the name of a nominee, must be temporarily entered into the share register in order to be entitled to participate in the Meeting. The shareholder is requested to inform the nominee well before Friday, March 26, 2004, when such registration must have been effected. Please observe that this procedure may also be applicable for shareholders who are using a custody account with a bank and/or trading via the Internet.

Notice of attendance

Shareholders who would like to attend the Annual General Meeting shall give notice hereof to the Company not later than 4 p.m. on Wednesday, March 31, 2004 via Ericsson’s web site www.ericsson.com/investors or by phone no. +46 (0)8 775 01 99 between 10 a.m. and 4 p.m. weekdays, or by facsimile no. +46 (0)8 775 80 18. Notice may also be given within prescribed time by mail to Telefonaktiebolaget LM Ericsson, Group Function Legal Affairs, Box 47021, SE-100 74 Stockholm, Sweden. When giving notice of attendance, please indicate name, date of birth, address, telephone no., and number of attending assistants.

Shareholder who is represented by proxy shall issue a power of attorney for the representative. To a power of attorney issued by a legal entity a copy of the certificate of registration of the legal entity shall be attached. The documents must not be older than one year. In order to facilitate the registration at the Meeting, powers of attorney, certificates of registration and other documents of authority should be sent to the Company at the address above so as to be available by Monday, April 5, 2004.

Agenda

The following items will be dealt with at the Meeting:

1	Election of the chairman of the Meeting.
2	Preparation and approval of the voting list.
3	Approval of the agenda of the Meeting.
4	Determination as to whether the Meeting has been properly announced.
5	Election of two persons approving the minutes.
6	a) Presentation of the Annual Report, the Auditors’ Report, the Consolidated Accounts and the Auditors’ Report on the Consolidated Accounts.

  b) Presentation of the work of the Board of Directors and its Committees for the past year.

  c) The Presides speech and the shareholders’ possible questions to the Board of Directors and the Management.

  d) Presentation of the audit work during 2003.

7	Approvals:

a) the Profit and Loss Statement and the Balance Sheet, the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet for the Group;

b) discharge of liability for the members of the Board of Directors and the President; and

c) determination of the appropriation of the loss in accordance with the approved Balance Sheet.

8	Determination of the number of members and deputy members of the Board of Directors.
9	Determination of the fee payable to the Board of Directors.
10	Electionof Board members and deputy Board members.
11	Determination of the fee payable to the Auditors.
12	Election of an Auditor and a deputy Auditor.
13	Electionof members of the Nomination Committee and determination of the fee to the Committee.
14	The Board of Directors’ proposals regarding incentive programs:
a)	Implementation of a Long Term Incentive Plan 2004.
b)	Instruction to the Board of Directors.
c)	Amendment of one parameter of the Stock Purchase Plan 2003.
d)	Transfer of own shares.
e)	Transfer of own shares as a consequence of the resolutions by the Annual General Meeting on the Global Stock Incentive Program 2001 and the Stock Purchase Plan 2003.
15	Einar Hellbom’s proposal for resolution by the Meeting for equal voting rights for shares of series A and B without compensation to the holders of shares of series A.
16	Closing of the Meeting.

Item 7 c)—Dividend

The Board of Directors proposes no dividend be paid for year 2003.

Items 8, 9 and 10—Number of Board Members and Deputy Board Members, Fee to the Board of Directors, and Election of Board Members and Deputy Board Members

The Nomination Committee proposes

•	the number of Board members be nine without any deputy Board members;
•	the fee to the Board of Directors be maximum SEK 8 million to be distributed by the Board of Directors among its members;
•	re-election of the members of the Board Peter L. Bonfield, Sverker Martin-Löf, Arne Mårtensson, Eckhard Pfeiffer, Carl-Henric Svanberg, Lena Torell, Michael Treschow och Marcus Wallenberg; Peter Sutherland has declined re-election; and

•	election of Nancy McKinstry.

Item 11—Fee to the Auditors

It is proposed the fee to the Auditors be paid on account.

Item 12—Election of an Auditor and a deputy Auditor

It is proposed the Annual General Meeting of Shareholders elects Peter Clemedtson as Auditor, presently Deputy Auditor, ÖhrlingsPricewaterhouseCoopers, and Robert Barnden as Deputy Auditor, ÖhrlingsPricewaterhouseCoopers, for the remaining mandate period, i.e. up to and including the Annual General Meeting of Shareholders 2007. Carl-Eric Bohlin, Auditor of the Company since 1990, has informed the Board of Directors that for personal reasons he will resign from his position as auditor effective from the closing of the Annual General Meeting of Shareholders 2004.

Item 13—Election of Members of the Nomination Committee and Determination of Fee to the Committee

The Nomination Committee, elected by the General Meeting, has proposed that the General Meeting appoints the following five members of the Nomination Committee until the end of the Annual General Meeting in 2005, namely Bengt Belfrage, Nordea fonder, Christer Elmehagen, AMF Pension, Anders Nyrén, Industrivärden, Björn Svedberg, Investor, och Michael Treschow.

Further, the Nomination Committee proposes no fee be paid to the committee for this period.

The Swedish Shareholders’ Association has proposed that the General Meeting elects a nomination committee. The committee should consist of three to five independent members and represent the Company’s owners at the General Meeting. One member of the committee should represent the minority owners.

Item 14—a) Implementation of a Long Term Incentive Plan 2004, b) Instruction to the Board of Directors, c) Amendment of one parameter of the Stock Purchase Plan 2003, and d)-e) Transfer of own shares

Background

In the Board of Directors’ proposal to the Annual General Meeting of Shareholders 2003 regarding the Stock Purchase Plan 2003 (“SPP 2003”), it was stated that the Board of Directors would use the period up to the Annual General Meeting of Shareholders in 2004 to evaluate previous option plans and find a stock based incentive program for senior management and key contributors that is designed to best meet the company’s needs and the shareholders’ interest.

During the past year the Board of Directors has evaluated previous incentive programs. The Board of Directors has decided, in light of the aforementioned evaluation, to propose that the Annual General Meeting of Shareholders 2004 resolves on a Long Term Incentive Plan 2004 (“LTI 2004”) for senior managers and other key contributors. LTI 2004 is based on SPP 2003 and will be added to the SPP 2003, i.e. include the same structure and provisions, except for certain specific features, and follow the same contribution and investment cycles.

Further information regarding the SPP 2003 can be found in Note 30 of the annual report 2003.

Item 14 a)—Implementation of LTI 2004

The Board of Directors proposes to implement LTI 2004, including 23,500,000 shares of series B, to be added to the SPP 2003 and which will apply during the second half of the already initiated 24-month contribution period under that plan, i.e. a 12-month contribution period (August 2004—July 2005) and subsequent three years qualifying period until matching, according to the principle guidelines below.

1.	LTI 2004 is designated to three levels of employees:

  a) 4,500 key contributors.

  b) 150 senior managers.

  c) 50 top senior managers.

2.	Participation in LTI 2004 presupposes that the employees stated in 1 a)–c) above participate in SPP 2003 according to the terms and conditions set forth in SPP 2003, i.e. save money for the purchase of shares in Ericsson.
3.	If the shares purchased in accordance with SPP 2003 are retained by the employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be entitled to the following matching of shares, free of consideration, in addition to the regular matching of one share:

  a) 4,500 key contributors are entitled to an additional match of one share for each one purchased.

  b) 150 senior managers are entitled to an additional performance match of up to four shares for each one purchased.

  c) 50 top senior managers are entitled to an additional performance match of up to six shares for each one purchased.

4.	The terms of the additional performance match for senior managers are based on average annual percentage growth rate in earnings per share (“EPS”) between 1 July 2004 and 30 June 2007, with annualized first half 2004 earnings per share as the starting point. Maximum matching shares (i.e. four shares and six shares) will be allocated if the average annual EPS growth is at or above 25 percent. No allocation of matching shares will occur if the average annual EPS growth is at or below 5 percent. Matching of shares between average annual EPS growth 5 and 25 percent is linear.

Item 14 b)—Instruction to the Board of Directors

Before the number of performance shares to be matched pursuant to item 14 a), section 3 b)–c) above are finally determined according to the conditions of LTI 2004, the Board of Directors shall examine whether the performance matching under LTI 2004 is reasonable considering the company’s financial results and position, conditions on the stock market and other circumstances, and if not, as determined by the Board of Directors, reduce the number of performance shares to be matched under LTI 2004 to the lower number of shares deemed appropriate by the Board of Directors.

In order to avoid a too wide gap between senior employees selected to participate in the additional performance match under LTI 2004 and those who are not, the Board of Directors proposes the following resolution.

Item 14 c)—Amendment of one parameter of the SPP 2003

The Board of Directors proposes to remove the SEK 50,000 annual restriction on individual contributions and investment in shares, while retaining the 7.5 percent of annual salary as the maximum.

In order to implement the LTI 2004 according to the above and as a consequence of the removal of the SEK 50,000 restriction on individual contributions and investments under SPP 2003, the Board of Directors proposes the following resolution.

Item 14 d)—Transfer of own shares

Transfer of own shares on the following terms.

1.	No more than 24,600,000 shares of series B may be transferred, of which 23,500,000 shares are related to LTI 2004 and 1,100,000 shares to SPP 2003.
2.	Right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions for the SPP 2003 and LTI 2004. Further, subsidiaries within the Ericsson Group shall have the right to acquire shares free of consideration and such subsidiaries shall be obligated to immediately transfer shares free of consideration to its employees covered by the terms of the SPP 2003 and LTI 2004.

3.	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares in accordance with the terms of the SPP 2003 and LTI 2004, i.e. during the period from 15 November 2004 up to and including 15 November 2008.
4.	Employees covered by the terms of the SPP 2003 and LTI 2004 shall, subject to certain conditions, receive shares of series B in Ericsson free of consideration.
5.	Further, Ericsson shall have the right to transfer, prior to the Annual General Meeting of Shareholders 2005, no more than 4,900,000 shares of series B, out of the holding of 24,600,000 shares, in order to cover certain payments, mainly social security payments, of which 4,700,000 shares are related to LTI 2004 and 200,000 shares to SPP 2003. Transfer of the shares shall be effected at Stockholmsbörsen at a price within the, at each time, registered price interval for the share.

The reasons for deviation from shareholders’ preferential rights and the base for determination of the transfer price are as follows.

The transfer of own shares is an integrated part of the SPP 2003 and LTI 2004. The Board of Directors considers it to be an advantage for Ericsson and its shareholders that employees, and specifically senior managers and other key contributors are induced to become shareholders in Ericsson.

The base for determination of the transfer price follows from the Board of Directors’ proposal under item 14 d) above.

Dilution and costs

In order to implement the LTI 2004 and as a consequence of the removal of the SEK 50,000 restriction under the SPP 2003, a total of 24,600,000 shares are required, corresponding to app. 0.16 percent of the total number of outstanding shares. The number of potential shares covered by existing incentive programs, including shares to cover social security payments, amounts to app. 327 million shares, corresponding to app. 2.07 percent of the number of outstanding shares. The LTI 2004 will generate administration costs, compensation costs and social security costs in the range of SEK 230 million to SEK 551 million unevenly distributed over the years 2004 – 2008. Only administration costs of app. SEK 10 million will affect the cash flow.

Supermajority

The resolution on implementation of LTI 2004, instruction to the Board of Directors, amendment of one parameter of the SPP 2003 and transfer of own shares shall be made as one “package”. Accordingly, the supermajority rules in the Leo Act shall apply, meaning that shareholders with at least nine tenths of the votes cast as well as the shares represented at the General Meeting of Shareholders must vote to approve the “package”.

Item 14 e)—Transfer of own shares in relation to the resolution on the Global Stock Incentive Program 2001 and the SPP 2003

Background

The Annual General Meeting of Shareholders 2001 resolved to approve transfer of own shares in relation to the introduction of a Global Stock Incentive Program. The resolution comprised, inter alia, a right for the company to transfer a maximum of 31,000,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the Program. Resolutions to approve transfer of own shares for the above-mentioned purpose have thereafter been made at the Annual General Meetings of Shareholders 2002 and 2003.

The Annual General Meeting of Shareholders 2003 also resolved to approve transfer of own shares in relation to the SPP 2003. The resolution comprised, inter alia, a right for the company to transfer a maximum of 26,000,000 shares of series B to cover certain payments, mainly for social security charges.

In accordance with the resolution, 1,219,435 shares have been transferred up to February 18, 2004.

Proposal

Therefore, the Board of Directors proposes the Annual General Meeting of Shareholders to resolve that Ericsson shall have the right to transfer, prior to the Annual General Meeting of Shareholders 2005, a maximum of 55,780,565 shares of series B, or the lower number of shares of series B, which as per April 6, 2004, remains of the original total holding of 57,000,000 shares, for the purpose of covering certain payments, primarily social security charges that may occur in relation to the company’s Global Stock Incentive Program 2001 and the SPP 2003. Transfer of the shares shall be effected at Stockholmsbörsen at a price within the, at each time, registered price interval for the share.

A group of owners of A and B shares who jointly represent more than 50 percent of the total number of votes of the Company has reported that it intends to vote in favour of the proposals in items 7 c)-12 and 14 above and for the proposal of the Nomination Committee under item 13. Further, said group of shareholders has reported that it intends to vote against Einar Hellbom’s proposal according to item 15 above.

The Board of Directors’ complete proposals for resolutions in items 14 a)-e) above will be available from March 23, 2004. The proposals will be sent to shareholders free of charge upon request. The proposals will also be available at the Company’s home page www.ericsson.com/investors as from the same date.

Stockholm, March 2004

The Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: March 5, 2004